Exhibit 2

Execution Copy

The confidential portions of this exhibit have been filed separately with the Securities and Exchange Commission pursuant to confidential treatment request in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.  The location of each omitted portion is indicated by a series of three asterisks in brackets (“[***]”).

PURCHASE AGREEMENT

dated as of

April 3, 2007

by and among

CARLYLE/RIVERSTONE BPL HOLDINGS II, L.P.,

the Limited Partners of

BUCKEYE GP HOLDINGS L.P.

named on Schedule I hereto

(as Sellers)

and

BGH GP HOLDINGS, LLC

(as Buyer)

i

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Ancillary Agreement
Exhibit B	Form of Opinion from Sellers’ Counsel
Exhibit C	Form of Opinion from Buyer’s Counsel

SCHEDULES

Schedule I	Sellers
Schedule 1.1(a)(31)-A	Knowledge of Sellers
Schedule 1.1(a)(31)-B	Knowledge of Buyer
Schedule 2.4	Resignations
Schedule 3.3(a)	Seller Consents
Schedule 3.3(b)	Sellers’ Required Regulatory Approvals
Schedule 3.8	Financial Statements
Schedule 3.12	Environmental, Health and Safety Matters
Schedule 3.13	Material Contracts
Schedule 3.14	Legal Proceedings
Schedule 3.15	Tax Returns
Schedule 3.16	Employee Matters
Schedule 4.3(b)	Buyer’s Required Regulatory Approvals
Schedule 4.4	Capitalization of Buyer
Schedule 5.1	Conduct of the Business
Schedule 5.13(a) – part 1 - Severance Plans and Employment Arrangements
Schedule 5.13(a) – part 2 - Persons designated for purposes of Section 5.13(a)
Schedule 5.13(b)	Severance Plans and Employment Arrangements
Schedule 9.3	Management Addresses

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated as of April 3, 2007, is made and entered into by and among Carlyle/Riverstone BPL Holdings II, L.P., a Delaware limited partnership (“C/R Holdings”), the additional limited partners of Buckeye GP Holdings L.P. (“BGH”) listed on Schedule I hereto (“Management” and collectively with C/R Holdings, “Sellers” or individually, each a “Seller”) and BGH GP Holdings, LLC, a Delaware limited liability company (“Buyer”).  Each Seller and Buyer are referred to individually as a “Party,” and collectively as the “Parties.”

W I T N E S S E T H

WHEREAS, C/R Holdings owns 15,201,897 common units (the “C/R Units”) representing limited partner interests of BGH;

WHEREAS, MainLine Management LLC, a Delaware limited liability company (“MainLine”), owns the non-economic general partner interest of BGH and owns 2,830 common units of BGH;

WHEREAS, C/R Holdings owns 100% of the membership interests in MainLine (“MainLine Interest”);

WHEREAS, Management collectively owns 1,233,273 common units of BGH and certain members of Management hold in the aggregate 1,362,000 management units (“Management Units”) in BGH;

WHEREAS, the Management Units that remain subject to vesting will vest as a result of the consummation of the transactions contemplated by this Agreement;

WHEREAS, immediately prior to the closing of the transactions contemplated by this Agreement, the holders of the Management Units, pursuant to the terms hereof, shall convert the maximum number of Management Units that can be determined to be convertible to common units of BGH with sufficient income and gain at BGH to support special allocation to such common units in order to make them economically uniform with BGH’s other common units, as described in Section 6.1(d)(ix) of the Partnership Agreement (the remaining Management Units, the converted common units and the other common units of BGH owned by Management, collectively, the “Non-C/R Units”);

WHEREAS, Buyer is a newly formed entity organized for the purpose of carrying out the transactions contemplated by this Agreement;

WHEREAS, Buyer has obtained the Equity Commitment Letters, as to which Sellers are entitled to rely as third-party beneficiaries, and Sellers have relied on such letters in entering into this Agreement;

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, the C/R Units, the Non-C/R Units and MainLine Interest (collectively, the “Subject Interests”), all on the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.1       Definitions.

(a)           As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

(1)           “Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.
(2)           “Agreement” means this Purchase Agreement together with the Schedules and Exhibits hereto, as the same may be from time to time amended.
(3)           “Ancillary Agreement” means that certain agreement between C/R Fund and Buyer dated as of the Closing Date, in substantially the same form as Exhibit A.
(4)           “BGH Credit Facility” means that certain Credit Agreement dated as of August 9, 2006 among BGH as borrower and SunTrust Bank as lender, as amended from time to time.
(5)           “BGH Entities” means MainLine, BGH, MainLine L.P., MainLine GP, Inc. and Buckeye GP, collectively.
(6)           “BGH Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of BGH, dated as of August 9, 2006.
(7)           “BPL” means Buckeye Partners, L.P., a Delaware limited partnership, and its consolidated subsidiaries.
(8)           “BPL Credit Facility” means that certain Credit Agreement dated as of November 13, 2006 among BPL as borrower, SunTrust Bank as the administrative agent and other lenders thereto, as amended from time to time.
(9)           “BPL Entities” means BPL and the Operating Subsidiaries, collectively.
(10)         “BPL Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of BPL, dated as of August 9, 2006.
(11)         “Buckeye GP” means Buckeye GP LLC, a Delaware limited liability company and the general partner of BPL.

(12)         “Business Day” shall mean any day other than Saturday, Sunday and any day on which banking institutions in New York, New York are authorized by law or other governmental action to close.
(13)         “Code” means the Internal Revenue Code of 1986, as amended.
(14)         “Commercially Reasonable Efforts” means efforts that are designed to enable a Party, directly or indirectly, to satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated by this Agreement and that do not require the performing Party to expend any funds or assume liabilities other than expenditures and liabilities that are customary and reasonable in nature and amount in the context of transactions such as those contemplated by this Agreement.
(15)         “Confidentiality Agreement” means that certain Confidentiality Agreement between ArcLight Capital Partners, LLC and Buckeye Partners, LP dated February 12, 2007.
(16)         “C/R Fund” means Carlyle/Riverstone Global Energy and Power Fund II, L.P., a Delaware limited partnership.
(17)         “Department of Justice” means the United States Department of Justice and any successor agency thereto.
(18)         “Encumbrances” means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, activity and use limitations, conservation easements, deed restrictions, easements, encumbrances, claims and charges of any kind.
(19)         “Environmental Law” means local, county, state, and/or federal (including common law), statute, code, ordinance, rule, order, judgment, decree, regulation or other legal obligation relating to the protection of health, safety or the environment or natural resources and in effect on the date hereof and any similar, implementing or successor law, and, to the extent that they have the force and effect of law, any amendment, rule, regulation, or directive issued thereunder, including any determination by, or interpretation of any of the foregoing by, any Governmental Authority.
(20)         “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(21)         “Federal Trade Commission” means the United States Federal Trade Commission or any successor agency thereto.
(22)         “FERC” means the United States Federal Energy Regulatory Commission or any successor agency thereto.

(23)         “GAAP” means United States generally accepted accounting principles.
(24)         “Governmental Authority” means any federal, state, local or other governmental, regulatory or administrative agency, commission, department, board, or other governmental subdivision, court, tribunal, arbitrating body or other governmental authority.
(25)         “Hazardous Material” means (A) any “hazardous substance” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, (B) any “hazardous waste” as defined in the Resource Conservation and Recovery Act, as amended, (C) any petroleum or petroleum product, (D) any polychlorinated biphenyl and (E) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material, waste or substance regulated under or within the meaning of any applicable Environmental Law.
(26)         “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
(27)         “Income Tax” means any federal, state, local or foreign Tax (a) based upon, measured by or calculated with respect to net income, profits or receipts (including capital gains Taxes and minimum Taxes) or (b) based upon, measured by or calculated with respect to multiple bases (including corporate franchise taxes) if one or more of the bases on which such Tax may be based, measured by or calculated with respect to, is described in clause (a), in each case together with any interest, penalties, or additions to such Tax.
(28)         “Indemnitee” means a Buyer Indemnitee or Seller Indemnitee, as applicable.
(29)         “Inspections” means all tests, reviews, examinations, inspections, investigations, verifications, samplings and similar activities conducted by Buyer or its agents or Representatives with respect to the Subject Interests and related entities prior to the Closing.
(30)         “IRS” means the United States Internal Revenue Service or any successor agency thereto.
(31)         “Knowledge” means (i) with respect to Sellers, the actual knowledge of the persons listed on Schedule 1.1(a)(31)-A and (ii) with respect to Buyer, the actual knowledge of the persons listed on Schedule 1.1(a)(31)-B.
(32)         “Law” means any applicable statute, law (including civil and common law), ordinance, regulation, rule, ruling, order, writ, injunction, decree or other official act of or by any Governmental Authority.
(33)         “Management” means those persons listed on Schedule I hereto other than C/R Holdings.

(34)         “Management Agreement” means that certain Amended and Restated Management Agreement among Buckeye GP, MainLine (as assignee from MainLine Sub LLC) and BPL, dated as of December 15, 2004.
(35)         “Material Adverse Effect” means (i) with respect to the BGH Entities, any change in, or effect on, any of such entities that is materially adverse to (A) the assets, properties, business, operations or financial condition of such entities, taken as a whole, (B) the role of Buckeye GP as general partner of BPL or (C) the ability of BGH to make cash distributions, (ii) with respect to the BPL Entities, any change in, or effect on, any of such entities that is materially adverse to (A) the assets, properties, business, operations or financial condition of such entities, taken as  a whole, or (B) the ability of BPL to make cash distributions and (iii) with respect to any Person (other than any BGH Entity or BPL Entity), the ability of that Person to consummate the transactions contemplated by this Agreement or fulfill the conditions to Closing; provided, however, that a change or effect shall not be deemed to be a Material Adverse Effect with respect to any Person to the extent such change or effect is the result of (i) any change generally affecting the international, national, regional or local petroleum product transportation and storage industry as a whole and not affecting that Person in any manner or degree significantly different than the industry as a whole, (ii) any change in Law or in general regulatory, social or political conditions, including acts of war or terrorist activities, in each case in this clause (ii) to the extent not disproportionately affecting that Person in any material respect, (iii) any change or effect on any BGH Entity or BPL Entity that is cured (including by the payment of money) before the Termination Date, (iv) any change in the financial condition or results of operation of any BGH Entity or BPL Entity to the extent caused by the pending sale of the Subject Interests to Buyer or (v) any actions required to be taken pursuant to this Agreement.
(36)         “Operating Partnerships” means, collectively, Buckeye Pipe Line Company, L.P., Laurel Pipe Line Company, L.P., Everglades Pipe Line Company, L.P., and Buckeye Pipe Line Holdings, L.P.
(37)         “Operating Subsidiaries” means, collectively, the Operating Partnerships and all Subsidiaries thereof and all other Subsidiaries of BPL.
(38)         “Organizational Documents” means certificates of incorporation, bylaws, certificates of formation, limited liability company operating agreements, partnership or limited partnership agreements or other formation or governing documents of a particular entity.
(39)         “PAPUC” means the Pennsylvania Public Utility Commission and any successor agency thereto.
(40)         “Permitted Encumbrances” means all liens and encumbrances securing the indebtedness, or the guarantee thereof, of any Seller or BGH Entity pursuant to the BGH Credit Facility or the BPL Credit Facility and, with respect to each Seller that holds Management Units, restrictions pursuant to the applicable restricted unit agreement between such Seller and BGH.
(41)         “Person” means any individual, partnership, limited liability company, joint venture, corporation, trust, association, unincorporated organization, or governmental entity or any department or agency thereof.
(42)         “Profits” means, in connection with the disposal of or consummation of a definitive agreement for the sale of all or any portion of the Subject Interests other than in the transactions contemplated by this Agreement, (i) the aggregate consideration that such Person receives as a result of such consummation, valuing any non-cash consideration at its fair market value as of the date of consummation less (ii) the amount of the final Purchase Price contemplated to be received by such Person.
(43)         “Representatives” of a Person means the Person and its Affiliates and their directors, officers, employees, agents, partners, representatives, advisors (including accountants, counsel, environmental consultants, financial advisors, financing sources and other authorized representatives), and parents and other controlling persons, in each case, including their respective Representatives.
(44)         “SEC” means the United States Securities and Exchange Commission and any successor agency thereto.
(45)         “Securities Act” means the Securities Act of 1933, as amended.
(46)         “Services Company” means Buckeye Pipe Line Services Company, a Pennsylvania corporation.
(47)         “Subsidiary” when used in reference to any Person means any entity of which outstanding securities having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such entity, are owned directly or indirectly, by such Person.
(48)         “Taxes” means all taxes, unclaimed property and escheat obligations, charges, fees (including franchise fees or other fees for the use of streets, other public property and rights of way), levies, penalties or other assessments imposed by any federal, state or local or foreign Governmental Authority, including, but not limited to, income, excise, real or personal property (including assessments, fees or other charges imposed by a Governmental Authority that are based on the use or ownership of real property), sales, use, customs, transfer, franchise, payroll, withholding, social security, gross receipts, license, stamp, occupation, employment, unemployment, estimated or other taxes of any kind whatsoever, including any interest, penalties or additions attributable thereto.
(49)         “Tax Return” means any return, report, information return, statement, notice, declaration, claim for refund, election or other document (including any schedule or related or supporting information) relating to Taxes including amendments thereto.

(b)           Each of the following terms has the meaning specified in the Section set forth opposite such term:

Term	Section
Awards	Section 5.13(d)
BGH	Preamble
BGH SEC Reports	Section 3.11
BPL SEC Reports	Section 3.10
Buckeye Affiliate	Section 3.16(a)
Buyer	Preamble
Buyer Indemnitee	Section 7.2(b)
Buyer’s Required Regulatory Approvals	Section 4.3(b)
Cap Amount	Section 7.3(b)
Closing	Section 2.3
Closing Date	Section 2.3
Covered Officers and Directors	Section 5.9(b)
C/R Holdings	Preamble
C/R Purchase Price	Section 2.2
C/R Units	Recitals
Deductible	Section 7.3(b)
Direct Claim	Section 7.2(h)
Disclosure Schedule Update	Section 5.11
ERISA Affiliate	Section 3.16(a)
Equity Commitment Letters	Section 4.5
Financial Statements	Section 3.8
Final Purchase Price	Section 2.5
Includes or Including	Section 1.2
Indemnifiable Loss	Section 7.2(a)
Indemnifying Party	Section 7.2(c)
Non-C/R Units	Recitals
Management Units	Recitals
MainLine	Recitals
MainLine Interest	Recitals
Material Contracts	Section 3.13
Multiemployer Plan	Section 3.16(e)
Non-C/R Units	Recitals
Party and Parties	Preamble
Plans	Section 3.16(a)
Pre-Closing Taxes	Section 5.8(b)
Purchase Price	Section 2.2
Rights-of-Way	Section 3.17(b)
Seller Indemnitee	Section 7.2(a)
Sellers	Preamble
Sellers’ Required Regulatory Approvals	Section 3.3(b)
Subject Interests	Recitals
Tax Items	Section 5.8(a)
Transfer Taxes	Section 5.8(d)
Termination Date	Section 8.1(b)
Third Party Claim	Section 7.2(f)

Section 1.2       Certain Interpretive Matters.

(a)           In this Agreement, unless the context otherwise requires, the singular shall include the plural, the masculine shall include the feminine and neuter, and vice versa.  The term “includes” or “including” shall mean “including without limitation.”  References to a Section, Article, Exhibit or Schedule shall mean a Section, Article, Exhibit or Schedule of this Agreement (unless otherwise noted), and reference to a given agreement or instrument shall be a reference to that agreement or instrument as modified, amended, supplemented and restated through the date as of which such reference is made.

(b)           If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder, except that any reference to any Law in Articles III and IV shall only be a reference to such Law as of the date of this Agreement.

(c)           Time is of the essence in this Agreement.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)           All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)           Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.

Article II

SALE AND PURCHASE OF THE SUBJECT INTERESTS

Section 2.1       Sale and Purchase of the Non-C/R Units.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, Management shall sell, transfer, and deliver to Buyer, and Buyer shall purchase from Management: (i) that number of Non-C/R Units set forth opposite the name of each Seller under the column “Common Units” on Schedule I; (ii) such Seller’s pro rata portion of the common units resulting from conversion of the maximum number of Management Units that can be determined to be convertible to common units of BGH with sufficient income and gain at BGH to support special allocation to such common units in order to make them economically uniform with BGH’s other common units, as described in Section 6.1(d)(ix) of the Partnership Agreement; and (iii) such Seller’s remaining Management Units (i.e. the number of Management Units set forth opposite the name of such Seller on Schedule I, under the heading “Management Units”, minus the number of units described in (ii) above).  The aggregate purchase price for the Non-C/R Units will be $[***] (the “Non-C/R Purchase Price”) in cash, which shall be paid as provided in Section 2.4 and subject to further adjustment as provided in Section 2.5, and shall be allocated among Sellers pro rata based upon the number of Non-C/R Units sold by each Seller.

Section 2.2       Purchase and Sale of MainLine Interest and C/R Units.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, C/R Holdings shall sell, transfer, and deliver to Buyer, and Buyer shall purchase from C/R Holdings, the C/R Units and the MainLine Interest.  The aggregate purchase price for the C/R Units and the MainLine Interest will be $[***] (the “C/R Purchase Price” and, together with the Non-C/R Purchase Price, the “Purchase Price”) in cash, which shall be paid as provided in Section 2.4 and subject to adjustment as provided in Section 2.5.

Section 2.3       Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date that is three (3) Business Days following the date on which the last of the conditions precedent to Closing set forth in Article VI of this Agreement have been either satisfied or waived by the Party for whose benefit such conditions precedent exist, but in any event not after the Termination Date, unless the Parties mutually agree on another date, at the offices of Vinson & Elkins L.L.P., 666 Fifth Ave, New York, New York 10103, or such other location as Buyer and Sellers mutually agree.  All actions listed in Section 2.4 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing.  The date of Closing is hereinafter called the “Closing Date.”

Section 2.4       Deliveries at Closing.

(a)           Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, Sellers shall assign, transfer, and deliver to Buyer the Subject Interests free and clear of all Encumbrances, other than the Permitted Encumbrances, duly endorsed or accompanied by stock powers duly endorsed in blank.  In exchange for the Subject Interests, Buyer will pay or cause to be paid to Sellers at the Closing, by wire transfer of immediately available funds denominated in U.S. dollars or by such other means as are agreed upon by Sellers and Buyer, an amount equal to the Purchase Price, subject to adjustment following the Closing in accordance with Section 2.5.

(b)                                 At the Closing, Sellers shall deliver, or shall cause to be delivered, the following to Buyer:

(i)                                     The MainLine Interest;

(ii)                                  The C/R Units and the Non-C/R Units;

(iii)          The written resignations of the directors of MainLine and Buckeye GP that are set forth on Schedule 2.4 effective as of Closing;

(iv)          Copies of any and all governmental and third party consents, waivers or approvals obtained by Sellers with respect to the consummation of the transactions contemplated by this Agreement, including waivers of the change of control provisions by SunTrust Capital with respect to the BGH Credit Facility and the required lenders with respect to the BPL Credit Facility;

(v)           The officers’ certificates contemplated by Section 6.1(f);

(vi)          The opinions of counsel contemplated by Section 6.1(g);

(vii)         Copies of the certificate of formation or other certificate of organization of each Seller that is an entity and each Buckeye Affiliate and certificates of status or good standing as of a recent date with respect to each such entity, issued by the Secretary of State of the jurisdiction in which each respective entity was organized;

(viii)        Copies, certified by an officer of C/R Holdings, of resolutions authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by C/R Holdings in connection herewith, and the consummation of the transactions contemplated hereby;

(ix)           A certificate of an officer of C/R Holdings identifying the name and title and bearing the signatures of the officers of C/R Holdings authorized to execute and deliver this Agreement and the other agreements and instruments contemplated hereby;

(x)            Sellers’ Required Regulatory Approvals;

(xi)           A certification of non-foreign status by each Seller that meets the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(xii)          Evidence reasonably satisfactory to Buyer that the Management Units that have been converted to common units of BGH are transferable to Buyer pursuant to and in accordance with the BGH Partnership Agreement prior to the Closing Date;

(xiii)         Documentation evidencing the admission of Buyer as a limited partner of BGH in accordance with Section 10.1 of the BGH Partnership Agreement; and

(xiv)        Such other agreements, consents, documents, instruments and writings as are required to be delivered by Sellers at or prior to the Closing Date pursuant to this Agreement.

(c)           At the Closing, Buyer shall deliver, or shall cause to be delivered, the following to Sellers:

(i)            The Purchase Price;

(ii)           Copies of any and all governmental and third party consents, waivers or approvals obtained by Buyer with respect to the consummation of the transactions contemplated by this Agreement;

(iii)          The officers’ certificate contemplated by Section 6.2(g);

(iv)          The opinion of counsel contemplated by Section 6.2(h);

(v)           Copies, certified by the Secretary or Assistant Secretary of Buyer, of corporate resolutions authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by Buyer in connection herewith, and the consummation of the transactions contemplated hereby;

(vi)          A certificate of the Secretary or Assistant Secretary of Buyer identifying the name and title and bearing the signatures of the officers of Buyer authorized to execute and deliver this Agreement and the other agreements and instruments contemplated hereby; and

(vii)         A copy of the certificate of formation of Buyer and a certificate of good standing with respect to Buyer as of a recent date, issued by the Secretary of State of Delaware.

Section 2.5       Post-Closing Payments.  The Purchase Price shall be subject to adjustment after the Closing Date as specified in this Section 2.5 (as adjusted, the “Final Purchase Price”).

(a)           With respect to distributions by BGH in respect of the quarter in which the Closing occurs (which for the avoidance of doubt, have historically been announced and paid within 60 days of the Closing of the prior quarter), Buyer shall pay to Sellers, on a pro rata basis in respect of their ownership of the C/R Units and the Non-C/R Units, a percentage of such quarterly distribution for the C/R Units and the Non-C/R Units (and the common units held by MainLine, with respect to which payment shall be made to C/R Holdings) that shall equal a fraction, the numerator of which is the number of days in the quarter preceding the Closing Date, plus the Closing Date, and the denominator of which is the number of days in such quarter.  Such payment shall be made no later than three Business Days following the receipt by Buyer of such distribution from BGH.

(b)           In the event that the Closing Date occurs on or before the record date relating to the distribution for the quarter immediately prior to the quarter in which the Closing Date occurs, Buyer shall pay to Sellers 100% of the applicable cash distribution for the C/R Units and the Non-C/R Units (and the common units held by MainLine, with respect to which payment shall be made to C/R Holdings).  The payment shall be made no later than three Business Days following the receipt by the Buyer of such distribution from BGH.

Article III

Representations and Warranties of Sellers

Each of Sellers (on a several but not joint basis solely as to representations specifically relating to that Seller in Sections 3.2, 3.4, 3.5 and 3.15(e) and jointly and severally with respect to the remainder of the representations and warranties) hereby represent and warrant to Buyer as follows; provided, that any representation as to matters relating to any Buckeye Affiliate in Sections 3.9 to 3.19, except for Section 3.15, is made to the Knowledge of Sellers:

Section 3.1       Organization; Qualification.  Each BGH Entity and each BPL Entity is duly organized, validly existing and in good standing under the laws of the state of its organization.  Each of the BGH Entities and the BPL Entities has all requisite corporate, limited partnership or limited liability company power and authority, as the case may be, to own, lease, and operate its properties and to carry on its respective business as it is now being conducted.

Section 3.2       Authority Relative to this Agreement.  Each Seller has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of each Seller and no other corporate, partnership or limited liability company proceedings are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Sellers.  This Agreement has been duly and validly executed and delivered by each of Sellers and constitutes the legal, valid and binding agreement of each of Sellers, enforceable against each of Sellers in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally or general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

Section 3.3       Consents and Approvals; No Violation.

(a)           Except as set forth on Schedule 3.3(a), neither the execution and delivery of this Agreement by Sellers nor the consummation of the transactions contemplated hereby will (i) conflict with or result in the breach or violation of any provision of the Organizational Documents of any Seller or any Buckeye Affiliate; (ii) violate, result in a breach of, constitute (with due notice or lapse of time or both) a default, cause any obligation, penalty or premium to arise or accrue or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which any of Sellers or any Buckeye Affiliate is a party or by which any of Sellers or any Buckeye Affiliate may be bound, except for such violations, breaches, defaults, resulting obligation, penalty or premium or resulting rights of termination, cancellation or acceleration as to which requisite waivers or consents have been obtained or that would not create a Material Adverse Effect on the Buckeye Affiliates; (iii) constitute violations of any order, writ, injunction, decree, statute, rule or regulation applicable to any of Sellers or any Buckeye Affiliate, which violation would create a Material Adverse Effect on the Buckeye

Affiliates; or (iv) result in the creation or imposition of any Encumbrance upon any of the properties or assets of any Seller or any Buckeye Affiliate.

(b)           Except as set forth in Schedule 3.3(b) (the filings and approvals referred to on such Schedule being collectively referred to as the “Sellers’ Required Regulatory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority by any Seller or any Buckeye Affiliate is necessary for the consummation by Sellers of the transactions contemplated hereby, other than (i) such declarations, filings, registrations, notices, authorizations, consents or approvals that, if not obtained or made, will not have a Material Adverse Effect on the Buckeye Affiliates or (ii) such declarations, filings, registrations, notices, authorizations, consents or approvals that become applicable to any Buckeye Affiliate as a result of the specific regulatory status of Buyer (or any of its Affiliates) or the result of any other facts that specifically relate to the business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged.

Section 3.4       Capitalization of MainLine.  C/R Holdings owns 100% of the issued and outstanding membership interests in MainLine; such membership interests have been duly authorized and validly issued in accordance with the Organizational Documents of MainLine, as of the date hereof, and, C/R Holdings owns such membership interests free and clear of any Encumbrances.

Section 3.5       Capitalization of BGH.

(a)           MainLine is the sole general partner of BGH with a non-economic general partner interest in BGH, such general partner interest has been duly authorized and validly issued in accordance with the BGH Partnership Agreement, and MainLine owns such general partner interest free and clear of any Encumbrances.

(b)           As of the date of this Agreement, Sellers collectively own 16,438,000 common units and 1,362,000 Management Units representing limited partner interests in BGH in the amounts set forth opposite each Seller’s name on Schedule I, representing 62.9% limited partner interest in BGH, which limited partner interests are owned, free and clear of any Encumbrances except for Permitted Encumbrances.  As of the Closing Date, Sellers will, collectively, own an aggregate of 17,800,000 common units and Management Units representing 62.9% limited partner interest in BGH, which limited partner interests are owned free and clear of any Encumbrances except for Permitted Encumbrances.  Such common units and Management Units have been duly authorized and validly issued and are fully paid and non-assessable except to the extent specified in Sections 17-303 and 17-607 of the Delaware Revised Uniform Limited Partnership Act.

Section 3.6       Capitalization of Buckeye GP.  BGH owns 100% of the issued and outstanding membership interests in Buckeye GP; such membership interests have been duly authorized and validly issued in accordance with the Organizational Documents of Buckeye GP and are fully paid (to the extent required under such Organizational Documents) and nonassessable (except as such nonassessability may be affected by matters described in Section 18-607 of the Delaware Limited Liability Company Act); and BGH owns such membership interests free and clear of any Encumbrances except for Permitted Encumbrances.

Section 3.7       Subsidiaries.  Except for the non-economic general partner interest in BGH and 2,830 common units of BGH, MainLine does not directly have any stock or other equity ownership interest (whether controlling or not) in any corporation, association, partnership, limited liability company, joint venture or other entity.

Section 3.8       Financial Statements.

(a)           The financial statements of BGH as of and for the period ended December 31, 2006, including all related notes and schedules, and the balance sheet of MainLine as of December 31, 2005, in each case listed on Schedule 3.8 hereto (collectively, the “Financial Statements”) fairly present in all material respects the consolidated financial position of BGH and MainLine, respectively, as of the dates thereof and the consolidated results of operations and cash flows of BGH, for the period indicated, in each case, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto).

(b)           The unaudited and unconsolidated statements of BGH and the unaudited statements of BPL as of February 28, 2007, previously furnished to Buyer, reflect a fair representation of the financial position of BGH and BPL, respectively, with respect to the balance sheet and a fair representation of the results of operation of BGH and BPL, respectively, with respect to the income statement, for the two months then ended, subject in each case to normal adjustments.

Section 3.9       Undisclosed Liabilities.

(a)           Since December 31, 2006, none of the BGH Entities or BPL Entities has incurred any indebtedness or liability, absolute or contingent, other than (i) liabilities incurred or accrued in the ordinary course of business consistent with past practice, including liens for current Taxes and assessments not in default or (ii) liabilities that individually or in the aggregate are not material to the BGH Entities or BPL Entities.

(b)           Since December 31, 2005, MainLine has not incurred any indebtedness or liability, absolute or contingent, other than (i) liabilities incurred or accrued in the ordinary course of business consistent with past practice, including liens for current Taxes and assessments not in default, (ii) liabilities that individually or in the aggregate are not material to MainLine and (iii) liabilities of MainLine by virtue of its role as general partner of BGH.

Section 3.10     BPL SEC Reports.

(a)           Since December 31, 2004, BPL has timely made all filings (the “BPL SEC Reports”) required to be made under the Exchange Act;

(b)           All BPL SEC Reports filed by BPL, at the time filed or, if any BPL SEC Reports were amended, as of the date such amendment was filed, complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder;

(c)           At the time they were filed, no BPL SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(d)           All financial statements contained or incorporated by reference in such BPL SEC Reports complied as to form when filed in all material respects with the rules and regulations of the SEC with respect thereto and were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto).

Section 3.11     BGH SEC Reports.

(a)           Since the date of its initial public offering, BGH has timely made all filings (the “BGH SEC Reports”) required to be made under the Exchange Act;

(b)           All BGH SEC Reports filed by BGH, at the time filed or, if any BGH SEC Reports were amended, as of the date such amendment was filed, complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder;

(c)           At the time they were filed, no BGH SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(d)           All financial statements contained or incorporated by reference in such BGH SEC Reports complied as to form when filed in all material respects with the rules and regulations of the SEC with respect thereto and were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto).

Section 3.12     Environmental Health and Safety Matters.  Except as set forth on Schedule 3.12, or as reflected in the BGH SEC Reports or BPL SEC Reports, and except for such matters that, individually or in the aggregate, would not have a Material Adverse Effect on the BGH Entities or the BPL Entities:

(a)           The operations of each of the BGH Entities and the BPL Entities have, since January 1, 2002 been in compliance with all Environmental Laws;

(b)           Each of the BGH Entities and BPL Entities has obtained and will, as of the Closing Date, maintain all permits, licenses and registrations, and has timely made and will, as of the Closing Date, timely make all filings, permit renewal applications, reports and notices required under applicable Environmental Law in connection with the operations of their respective businesses;

(c)           None of the BGH Entities or BPL Entities are the subject of any outstanding written orders or claims with or by any Governmental Authority or other Person (i) imposing or alleging liability under Environmental Laws or (ii) relating to the release, disposal, discharge, spill, treatment, storage or recycling of Hazardous Materials into the environment at any on-site or off-site location;

(d)           None of the BGH Entities or BPL Entities has received any written communication or, to the Knowledge of Sellers, any oral notice, from any Governmental Authority or other Person alleging, with respect to any such party, the violation of or liability under any Environmental Law or requesting, with respect to any such party, information with respect to an investigation pursuant to any Environmental Law;

(e)           There are no Hazardous Materials present in, or being released to, the air, surface or sub-surface soils or in the groundwater at, on, in, under, beneath the operations, real property or assets of any of the BGH Entities or BPL Entities or from their operations in amounts or concentrations that are reasonably likely to result in a liability under any Environmental Laws; and

(f)            No Hazardous Materials have been disposed of at, on, in, under, or beneath the operations, real property or assets of any of the BGH Entities or BPL Entities or any off-site location, except in compliance with Environmental Law.

(g)           Notwithstanding any other provision in this Agreement to the contrary, the representations and warranties in this Section 3.12 are the sole representations and warranties in this Agreement concerning Hazardous Materials or compliance with or liabilities under any Environmental Law.

Section 3.13     Certain Contracts and Arrangements.

(a)           Schedule 3.13 sets forth, as of the date of this Agreement (other than those contracts filed as exhibits to the most recent BGH Form 10-K or the most recent BPL Form 10-K and any subsequent BGH SEC Reports or BPL SEC Reports or incorporated by reference therein), a true and complete list of the following contracts, agreements or commitments to which any of the BGH Entities or BPL Entities is a party, whether written or oral (collectively with those contracts filed as exhibits to such BGH Form 10-K, BPL Form 10-K, BGH SEC Reports or BPL SEC Reports, the “Material Contracts”):

(i)            storage agreements, terminalling agreements, pipeline transportation agreements, buy/sell agreements and take or pay agreements, in each case having a fixed term remaining as of the date of this Agreement in excess of one year and involving annual payments to or from any BPL Entity in excess of $2,000,000;

(ii)           contracts, loan agreements, letters of credit, repurchase agreements, mortgages, security agreements, guarantees, pledge agreements, trust indentures and promissory notes and similar documents relating to the borrowing of money or for lines of credit in any case for amounts in excess of $10,000,000 (other than contracts solely between or among the BPL Entities, ancillary or collateral agreements related to any such contracts filed as exhibits to the BGH SEC Reports or the BPL SEC Reports and interest rate swap agreements);

(iii)          real property leases calling for payments by any of the BPL Entities of amounts greater than $500,000 per year (other than rights-of-way and leases solely between or among the BPL Entities);

(iv)          joint venture agreements (which do not include joint tariff or joint operating agreements); and

(v)           contracts limiting in any material respect the ability of any of the BGH Entities or BPL Entities to compete in any line of business or with any Person or in any geographic area.

(b)           Except as disclosed in Schedule 3.13, each of the Material Contracts (i) constitutes the legal, valid and binding obligation of each BGH Entity and BPL Entity party thereto, and constitutes the legal, valid and binding obligation of the other parties thereto, (ii) is in full force and effect, and (iii) will be in full force and effect upon the consummation of the transactions contemplated by this Agreement, unless the failure to do so would not be reasonably likely to have a Material Adverse Effect on the BGH Entities or the BPL Entities.

(c)           Except as set forth in Schedule 3.13, there is not, under any Material Contract, any default or event that, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, except such events of default and other events as to which requisite waivers or consents have been obtained or that would not be reasonably likely to have a Material Adverse Effect on the BGH Entities or BPL Entities.

Section 3.14     Legal Proceedings.  Except as set forth in Schedule 3.14, there are no claims, actions, proceedings or investigations pending against or relating to any Seller or any Affiliate thereof, any BGH Entity or any BPL Entity before any Governmental Authority that, if adversely determined, would reasonably be likely to materially adversely affect such Seller’s ability to consummate the transactions contemplated by this Agreement or have a Material Adverse Effect on the BGH Entities or the BPL Entities.

Section 3.15     Taxes.

(a)           Each of the BGH Entities has filed all Tax Returns that it was required to file and each such Tax Return is true, correct and complete.  All Taxes owed by any BGH Entity have been timely paid in full or adequately accrued by the applicable BGH Entity.  Schedule 3.15 lists all Tax Returns filed with respect to any BGH Entity for taxable periods ending after May 4, 2004, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of any action, suit, proceeding, investigation, claim or audit.  No claim for additional Taxes or Tax assessment has been proposed or, to the Knowledge of Sellers, threatened by any Tax authority with respect to those Tax Returns.  To the Knowledge of Sellers, no claim for additional Taxes or Tax assessment for the period January 1, 2004 through May 4, 2004 has been proposed or threatened by any Tax authority with respect to Tax Returns for such period.

(b)           No claim has been made by any Governmental Authority in a jurisdiction where any of the BGH Entities does not file Tax Returns that it is or may be subject to Tax by that jurisdiction, nor has any such assertion been threatened or proposed in writing.  All property owned by each of the BGH Entities has been included on the property tax rolls of the taxing jurisdictions in which the property is located and there is no omitted property in such jurisdictions.

(c)           Sellers have delivered to Buyer correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by any BGH Entity since December 31, 2003.

(d)           No BGH Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  No BGH Entity has any outstanding requests for any extension of time within which to pay its Taxes or file its Tax Returns.  No BGH Entity has entered into any agreement or arrangement with any Tax authority that requires any BGH Entity to take any action or to refrain from taking any action.

(e)           None of the Sellers is a “foreign person” within the meaning of Section 1445 of the Code.

(f)            All Tax withholding and deposit requirements imposed on or with respect to any BGH Entity have been satisfied in full in all respects.

(g)           No BGH Entity is a party to any Tax allocation or Tax sharing agreement.

(h)           No BGH Entity has engaged in a transaction that would be reportable by or with respect to the BGH Entity pursuant to Treasury Regulation § 1.6011-4 or any predecessor thereto.

(i)            Except as set forth on Schedule 3.15(i), since May 5, 2004, none of the BGH Entities has been a member of an affiliated, consolidated, combined or unitary group or has any liability for the Taxes of any other Person under Treasury Regulation § 1.1502-6 (or any similar provisions of state, local or foreign Laws), as a transferee, or successor, by contract or otherwise.  To the Knowledge of Sellers and except as set forth on Schedule 3.15(i), for the period January 1, 2004 through May 4, 2004 none of the BGH Entities was a member of an affiliated, consolidated, combined or unitary group or has any liability for the Taxes of any other Person under Treasury Regulation §1.1502-6 (or any similar provisions of state, local or foreign Laws), as a transferee, or successor by contract or otherwise.

(j)            Each of the BGH Entities and BPL Entities that is characterized as a partnership for federal income tax purposes has in effect (or, in the case of BGH, the Sellers expect BGH will make upon the filing of its first tax return) an election pursuant to Section 754 of the Code.  None of the BGH Entities has elected or will elect under Treas. Reg. § 301.7701-3(c) to be treated as a corporation.  Each of MainLine and Buckeye GP is treated as a disregarded entity for federal income tax purposes pursuant to Treas. Reg. § 301.7701-3(b).

(k)           The taxable year of BGH ending December 31, 2006 started on August 3, 2006.  With respect to BGH, since August 3, 2006, and with respect to BPL, since May 4, 2004, at least 90% of the gross income of each of BGH and BPL has been income which is “qualifying income” within the meaning of Section 7704(d) of the Code.  To the Knowledge of Sellers, since

BPL’s formation at least 90% of the gross income of BPL has been income which is “qualifying income” within the meaning of Section 7704(d) of the Code.

Section 3.16     Employee Matters.  Except as set forth on Schedule 3.16:

(a)           True and complete copies of all material employee benefit plans (within the meaning of ERISA Section 3(3), but excluding any multiemployer plan within the meaning of Section 3(37) of ERISA), bonus, incentive, equity-based, vacation, severance, change of control, employment and other compensation-related plans, programs, agreements and policies sponsored, maintained or contributed to by any BGH Entity, any BPL Entity or Services Company (each, a “Buckeye Affiliate”) or any Person who is deemed to be a single employer with any Buckeye Affiliate pursuant to Code Section 414 (an “ERISA Affiliate”), or with respect to which any Buckeye Affiliate or an ERISA Affiliate has or could reasonably be expected to have, individually or in the aggregate, any material obligation or liability, including pursuant to a services or other agreement with Services Company (collectively, the “Plans”), have been made available to Buyer.

(b)           Each Plan complies in form to all applicable Laws and each Plan has been maintained, administered (including reporting requirements) and operated in accordance with its terms and all applicable Laws, except where the failure to do so has not and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect to the Buckeye Affiliates.

(c)           No Plan is a “multiple employer” plan within the provisions of Section 4063(a) of ERISA and no event has occurred with respect to any Plan or is reasonably expected to occur that has resulted in or is reasonably expected to give rise to (i) any liability under Title IV of ERISA (other than for premiums not yet due), (ii) any liability for any breach of fiduciary duties with respect to a Plan, (iii) a civil penalty under Section 502 of ERISA or (iv) an excise tax imposed pursuant to Chapter 43 of Subtitle D of the Code, that could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect on the Buckeye Affiliates.

(d)           Each Plan intended to be qualified under Section 401 of the Code is so qualified.

(e)           All contributions and payments required to be made by any Buckeye Affiliate and each ERISA Affiliate to or under each Plan and each multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) have been timely made, except for any failures that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Buckeye Affiliates.  No Buckeye Affiliate or ERISA Affiliate, is, or at any time during the six-year period ended on the date hereof was, obligated to contribute to a Multiemployer Plan.  No Buckeye Affiliate or ERISA Affiliate has made a complete or partial withdrawal from a Multiemployer Plan so as to incur withdrawal liability as defined in Section 4201 of ERISA, and the amount of withdrawal liability that would be incurred if each Buckeye Affiliate and each ERISA Affiliate were to make a complete withdrawal from that Multiemployer Plan as of the Closing Date would not result in a Material Adverse Effect on any Buckeye Affiliate.

(f)            There are no actions, suits or claims pending (other than routine claims for benefits) or threatened, with respect to any Plan and no Plan is under audit or is subject to an investigation by the IRS, the Department of Labor or any other federal or state governmental agency nor is any such audit or investigation pending.

(g)           Each Plan can be unilaterally amended or terminated at any time by the Services Company or an ERISA Affiliate without liability other than for benefits accrued to such date.

(h)           Except as otherwise provided in the Executive Employment Agreement, no BGH Entity has or could reasonably expect to incur any liability or obligation, direct or indirect, contingent or otherwise, with respect to any Plan or multiemployer plan that is not subject to full reimbursement by the BPL Entities, excluding any such liability or obligation that could not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect on the Buckeye Affiliates.

(i)            There has been no “nonallocation year” within the meaning of Section 409(p) of the Code for any Plan.

(j)            The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (except as otherwise provided in this Agreement) (A) require any Buckeye Affiliate to make a larger contribution to, or pay greater benefits or provide other rights under, any Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered or (B) create, give rise to or accelerate any additional benefits, vested rights or service credits under any Plan.

(k)           None of the employees of any Buckeye Affiliate are subject to or covered by a collective bargaining agreement.  There is no labor dispute (including pending material written grievances or arbitrations), strike or work stoppage, union organizational activity against or involving the Buckeye Affiliates pending or threatened in writing that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Buckeye Affiliates.  None of the Buckeye Affiliates, or any of their respective employees or representatives has committed any unfair labor practices, and there is no charge filed with the National Labor Relations Board or complaint by the National Labor Relations Board pending or threatened in writing with respect to the Buckeye Affiliates.  There are no facts or circumstances that have resulted or would reasonably be expected to result in a material claim for severance, unlawful discrimination, unpaid overtime or any other violation of applicable Laws relating to employment of individuals by the Buckeye Affiliates.  Each employee of the Buckeye Affiliates has been properly classified in all material respects for purposes of laws respecting the payment of wages and overtime, employment taxes and any employee benefit plans or arrangements.

Section 3.17     Title to Properties and Rights of Way.

(a)           Each of the BPL Entities has good and marketable title to all material property (real and personal) described in the BPL SEC Reports as being owned by each of them, free and clear of all Encumbrances, except for failures to have good and marketable title that would not have a Material Adverse Effect.

(b)           Each of the BPL Entities has such consents, easements, rights-of-way or licenses from any Person (collectively, “rights-of-way”) as are necessary to conduct its business in the manner described, and subject to the qualifications, in the BPL SEC Reports, and except for such rights-of-way the failure of which to have obtained would not have, individually or in the aggregate, a Material Adverse Effect.  Other than as set forth, and subject to the qualifications contained, in the BPL SEC Reports, each of the BPL Entities has fulfilled and performed all its material obligations with respect to such rights-of-way and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that will not have a Material Adverse Effect; and, except as described in the BPL SEC Reports, none of such rights-of-way contains any restriction that would materially interfere with the conduct of the business or use of the properties of the BPL Entities, taken as a whole.

Section 3.18     Regulatory Matters.

(a)           None of the BGH Entities, BPL Entities or Services Company is (a) a “public utility holding company,” a “holding company”, or a “subsidiary “ or “affiliate” of a holding company, as those terms are defined in the Public Utility Holding Company Act of 2005, or (b) an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(b)           Each of the BPL Entities possesses and is in compliance with all licenses, certificates, permits and other authorizations and approvals issued by Governmental Authorities necessary to conduct their respective businesses, except for such failures to possess or comply that would not, individually or in the aggregate, have a Material Adverse Effect on the BPL Entities; and each of the BPL Entities is currently in compliance with all Laws applicable to its business and affairs, except for such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect on the BPL Entities.

Section 3.19     Absence of Changes.  Since December 31, 2006, there has not been any event or condition that has had or would reasonably be expected to have a Material Adverse Effect on the Buckeye Affiliates.

Section 3.20     Limitation of Representations and Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, THE C/R UNITS, THE NON-C/R UNITS AND MAINLINE INTEREST ARE BEING SOLD AND TRANSFERRED “AS IS, WHERE IS,” AND NEITHER SELLERS NOR MAINLINE ARE MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING THE C/R UNITS, THE NON-C/R UNITS OR MAINLINE OR THE BUSINESS, ASSETS, OR LIABILITIES OF ANY BGH ENTITY OR ANY BPL ENTITY, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED.

Article IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

Section 4.1       Organization.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer has heretofore delivered to Sellers complete and correct copies of its Organizational Documents as currently in effect.

Section 4.2       Authority Relative to this Agreement.  Buyer has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of Buyer and no other proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Buyer, and constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

Section 4.3       Consents and Approvals; No Violation.

(a)           Neither the execution and delivery of this Agreement by Buyer nor the purchase by Buyer of the Subject Interests pursuant to this Agreement will (i) conflict with or result in any breach of any provision of the Organizational Documents of Buyer, (ii) violate, result in a breach of, constitute (with due notice or lapse of time or both) a default, cause any obligation, penalty or premium to arise or accrue or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound, except for such violations, breaches, defaults, resulting obligation, penalty or premium or resulting rights of termination, cancellation or acceleration as to which requisite waivers or consents have been obtained or constitute violations of any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer, which violation would create a Material Adverse Effect on Buyer.

(b)           Except as set forth in Schedule 4.3(b) (the filings and approvals referred to on such Schedule are collectively referred to as the “Buyer’s Required Regulatory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority by Buyer is necessary for the consummation by Buyer of the transactions contemplated hereby.

Section 4.4       Capitalization of Buyer.  The capitalization of Buyer is set forth on Schedule 4.4 hereto.

Section 4.5       Availability of Funds.  Buyer has received equity commitment letters dated the date hereof from each of Kelso Investment Associates VII, L.P., ArcLight Energy

Partners Fund III, L.P., and Lehman Co-Investment Partners L.P. (the “Equity Commitment Letters”).  Complete and correct copies of the Equity Commitment Letters have been provided to Sellers and the funding commitments thereunder are in amounts sufficient to enable Buyer to consummate the transactions contemplated in this Agreement.  Buyer acknowledges and agrees that its obligations under this Agreement are not subject to any condition or contingency with respect to financing.

Section 4.6       Legal Proceedings. There are no claims, actions, proceedings or investigations pending against or relating to Buyer or its Affiliates before any Governmental Authority that, if adversely determined, would be reasonably likely to materially adversely affect Buyer’s ability to consummate the transactions contemplated in this Agreement.  Neither Buyer nor any of its Affiliates is subject to any outstanding judgments, rules, orders, writs, injunctions or decrees of any Governmental Authority that would be reasonably likely to materially adversely affect Buyer’s ability to consummate the transactions contemplated in this Agreement.

Section 4.7       Purchase for Investment.  Buyer is purchasing the Subject Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.

Section 4.8       Due Diligence.

(a)           Buyer is an informed and sophisticated purchaser and is experienced in the evaluation and purchase of entities such as MainLine and in the making of investments in securities such as the C/R Units and the Non-C/R Units.  In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Buyer has relied solely on its own independent investigation of the BGH Entities and the BPL Entities as of this date and upon the representations and warranties and covenants in this Agreement (as limited by Section 3.20 and Section 7.1).

(b)           Buyer acknowledges that Sellers have made no representation or warranty as to the prospects, financial or otherwise, of any BGH Entity or BPL Entity and that the Subject Interests are to be sold pursuant to this Agreement on an “AS IS” and “WHERE IS” basis.  Buyer agrees to accept the Subject Interests based upon its own Inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Sellers except as expressly set forth in this Agreement.

Article V

COVENANTS OF THE PARTIES

Section 5.1       Conduct of Business.

(a)           Except as described in Schedule 5.1, as required under applicable Law or by any Governmental Authority or unless the board of directors of either MainLine or Buckeye GP is advised by counsel that the failure to do so would be a breach of their fiduciary duty to the limited partners of BGH or BPL, respectively, or to the extent Buyer otherwise consents in writing (which consent shall not be unreasonably withheld), during the period from the date of this Agreement to the Closing Date, Sellers shall, and shall use Commercially Reasonable Efforts to cause each Buckeye Affiliate to:

(i)            conduct its activities in the ordinary course of business consistent with past practice;

(ii)           use Commercially Reasonable Efforts to preserve intact their goodwill and relationships with customers, suppliers and others having business dealings with them with respect thereto;

(iii)          comply in all material respects with all applicable Laws relating to them;

(iv)          use Commercially Reasonable Efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage of the BPL Entities; and

(v)           with respect to the BGH Entities and BPL Entities, promptly notify Buyer of any material change in the condition or business or any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations, inquiries or hearings (or communications indicating that the same may be contemplated) or any material developments in any such litigation, proceedings, complaints, investigations, inquiries or hearings.

(b)           Without limiting the generality of the foregoing, and, except as contemplated in this Agreement or as described in Schedule 5.1, or as required under applicable Law or by any Governmental Authority, prior to the Closing Date, without the prior written consent of Buyer (which consent shall not be unreasonably withheld), Sellers shall not, and shall use Commercially Reasonable Efforts to cause the Buckeye Affiliates (unless the board of directors of either MainLine or Buckeye GP is advised by counsel that the failure to do so would be a breach of their fiduciary duty to the limited partners of BGH or BPL, respectively) not to:

(i)            modify, amend or voluntarily terminate, prior to the expiration date thereof, any Material Contracts or waive any default by, or release, settle or compromise any claim against, any other party thereto, other than as may be required in connection with Sellers’ obligations to Buyer under this Agreement;

(ii)           make any change in their Organizational Documents that would be materially adverse to Buyer;

(iii)          make any material change in its Tax methods, principles or elections;

(iv)          permit (A) to any director, officer or employee of any Buckeye Affiliate any material increase in compensation or benefits except for normal increases in the ordinary course of business consistent with past practice or (B) the establishment of any new employee benefit plan, contract or arrangement for employees of any of such entities;

(v)           enter into any joint venture or similar arrangement with a third party other than in the ordinary course;

(vi)          (A) settle any claims, demands, lawsuits or state or federal regulatory proceedings for damages to the extent such settlements in the aggregate assess damages in excess of $5,000,000 (other than any claims, demands, lawsuits or proceedings to the extent insured (net of deductibles), reserved against in the Financial Statements or covered by an indemnity obligation not subject to dispute or adjustment from a solvent indemnitor) or (B) settle any claims, demands, lawsuits or state or federal regulatory proceedings seeking an injunction or other equitable relief where such settlements would have or would reasonably be expected to have a Material Adverse Effect on the Buckeye Affiliates;

(vii)         make any material change to its financial reporting and accounting methods other than as required by a change in GAAP; or

(viii)        agree to do any of the foregoing.

Section 5.2       Access to Information.

(a)           Between the date of this Agreement and the Closing Date, Sellers will, to the fullest extent permitted by Law, cause the BGH Entities and the BPL Entities to, during ordinary business hours and upon reasonable notice, (i) give Buyer and its Representatives reasonable access to the books, records, contracts, offices and other facilities and properties of the BGH Entities and the BPL Entities (provided that Sellers or their designee(s) may, in the sole discretion of Sellers, accompany the person(s) to whom such access is provided as contemplated herein), (ii) furnish Buyer with such financial and operating data and other information with respect to the BGH Entities and BPL Entities as Buyer may from time to time reasonably request, (iii) make available to Buyer a copy of each material report, schedule or other document filed or received by them with respect to any of the BGH Entities or BPL Entities with the SEC, FERC or any other Governmental Authority having jurisdiction over any such entity; and (iv) access to Representatives of the BGH Entities and BPL Entities; provided, however, that (A) any such access or activities shall be conducted in such a manner as not to interfere unreasonably with the operation of any of the BGH Entities and BPL Entities, (B) none of Sellers or any of the BGH Entities or BPL Entities shall be unreasonably required to prepare special records, reports, analysis or other information that they do not prepare in the ordinary course of business, (C) none of Sellers or any of the BGH Entities or BPL Entities shall be required to take any action that would constitute a waiver of the attorney-client privilege, and (D) none of Sellers or any of the BGH Entities or BPL Entities shall be required to supply Buyer with any information that such entities shall be legally prohibited to supply.

(b)           Buyer and Sellers acknowledge that all information furnished to or obtained by Buyer or its Representatives pursuant to this Section 5.2 shall be subject to the Confidentiality Agreement.

(c)           Buyer agrees that, prior to the Closing Date, it will not contact any vendors, suppliers, employees, or other contracting parties of any BGH Entity or BPL Entity with respect to any aspect of the business of the BGH Entities or BPL Entities or the transactions contemplated hereby, without the prior written consent of Sellers, which consent shall not be unreasonably withheld.

(d)           Buyer agrees that it shall preserve and keep all books and records relating to the business or operations of the BGH Entities and BPL Entities on or before the Closing Date in Buyer’s possession for a period of at least six years after the Closing Date.  Notwithstanding the foregoing, Buyer agrees that it shall preserve and keep all books and records of the BGH Entities and BPL Entities relating to any audit or investigation instituted by a Governmental Authority or any litigation (whether or not existing on the Closing Date) if it is reasonably likely that such investigation or litigation may relate to matters occurring prior to the Closing, without regard to the six-year period set forth in this Section 5.2(d).

Section 5.3       Expenses.  Except to the extent specifically provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the cost of legal, technical and financial consultants shall be borne by the Party incurring such costs and expenses.  Notwithstanding anything to the contrary herein, Buyer will pay the cost and expenses of (i) all filing fees under the HSR Act, (ii) filing for and prosecuting applications for Buyer’s Required Regulatory Approvals and (iii) all of the incremental administrative costs of additional K-1 preparation resulting from the tax termination of BGH (provided this clause (iii) shall not be construed as an agreement by any Seller or Buyer to hold harmless any holder of common units of BGH from any reduced tax benefits to them associated with the tax termination of BGH). Notwithstanding anything to the contrary herein, Sellers will pay for filing and prosecuting applications for Sellers’ Required Regulatory Approvals (excluding the HSR Act) (including filing and prosecuting applications for PAPUC) and any fees associated with the waivers under the BPL Credit Facility and BGH Credit Facility.  In the event Buyer retains its own counsel with respect to the PAPUC, it shall be responsible for such fees and expenses.

Section 5.4       Further Assurances; Cooperation.  Subject to the terms and conditions of this Agreement, each of the Parties hereto will use its respective Commercially Reasonable Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the sale of the Subject Interests pursuant to this Agreement, including Commercially Reasonable Efforts to ensure satisfaction of the conditions precedent to each Party’s obligations hereunder.  Neither of the Parties hereto will, without the prior written consent of the other Party, take or fail to take any action, that would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement.  From time to time after the Closing Date, without further consideration, each Party will, at its own expense, execute and deliver such documents to the other Party as the other Party may reasonably request in order to more effectively consummate the sale and purchase of the Subject Interests hereunder.

Section 5.5       Public Statements.  Between the date hereof and the Closing Date, the Parties shall not issue any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed, except as may be required by Law or the rules of the New York Stock Exchange.

Section 5.6       Consents and Approvals.

(a)           As promptly as practicable but in any event not later than ten (10) Business Days after the date of this Agreement, Sellers and Buyer shall each file or cause the BGH Entities or the BPL Entities to file with the Federal Trade Commission and the Department of Justice any notifications and other documents required to be filed by such Party under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby.  The Parties shall consult with each other as to the appropriate time of filing such notifications or other documents and shall agree upon the timing of such filings, to respond promptly to any requests for additional information made by either of such agencies, and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing.  Buyer will pay all filing fees under the HSR Act but each Party will bear its own costs for the preparation of any such filing.

(b)           As promptly as practicable but in any event not later than fifteen (15) days after the date of this Agreement, Sellers and Buyer, as applicable, shall file or cause the BGH Entities or the BPL Entities to file with PAPUC or any other Governmental Authority having jurisdiction over any BGH Entity or BPL Entity, any filings required to be made with respect to the transactions contemplated by this Agreement and to obtain, at the earliest practicable date, all Sellers’ Required Regulatory Approvals and Buyer’s Required Regulatory Approvals, respectively.  The Parties shall respond promptly to any requests for additional information made by such agencies, and use their respective Commercially Reasonable Efforts to cause regulatory approval to be obtained at the earliest possible date after the date of filing.  Each Party will bear its own costs of the preparation of any such filing.

(c)           Sellers and Buyer shall in good faith cooperate with each other and (i) promptly prepare and file all necessary documentation, (ii) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (iii) use good faith Commercially Reasonable Efforts to obtain the transfer or issuance to Buyer of all necessary consents, approvals and authorizations of all Governmental Authorities at the earliest possible date and (iv) use good faith Commercially Reasonable Efforts to obtain all necessary consents, approvals and authorizations of all other parties at the earliest possible date, in the case of each of the foregoing clauses (i), (ii), and (iii), necessary or advisable to consummate the transactions contemplated by this Agreement (including Sellers’ Required Regulatory Approvals and Buyer’s Required Regulatory Approvals) or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which any of Sellers, the BGH Entities, BPL Entities or Buyer is a party or by which any of them is bound.  If any such consent cannot be obtained, Sellers shall cooperate in any reasonable arrangement designed to obtain for Buyer all benefits, privileges and obligations of the applicable instrument, contract, license, lease, permit, or document, including, without limitation, possession, use, risk of loss, potential for gain and dominion, control and demand.  Each of Sellers and Buyer shall have the right to review in advance all filings to be made by the other with any Governmental Authority in connection with the transactions contemplated hereby.

(d)           Notwithstanding anything in this Agreement, Buyer agrees that Sellers’ obligations under this Agreement shall in no way require the BGH Entities or the BPL Entities to accept any condition or requirement of any regulatory approval that is or could reasonably be determined to be adverse to the limited partners of BGH or BPL, as the case may be.

Section 5.7       Fees and Commissions.  Sellers and Buyer each represent and warrant to the other that no broker, finder or other Person is entitled to any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that Lehman Brothers Inc. is entitled to a financial advisory fee pursuant to its engagement with Buyer in connection with the transactions contemplated by this Agreement.  Sellers and Buyer will pay to the other or otherwise discharge, and will indemnify and hold the other harmless from and against, any and all claims or liabilities for all brokerage fees, commissions and finder’s fees incurred by reason of any action taken by the indemnifying party.

Section 5.8       Tax Matters.

(a)           Tax Returns for Periods Ending On or Prior to the Closing Date.  Sellers shall prepare or cause to be prepared and shall file or cause to be filed all Tax Returns of any of the BGH Entities that are required to be filed after the Closing Date with respect to taxable periods ending on or prior to the Closing Date, other than any such Tax Returns relating to Taxes for which the BGH Entities will be reimbursed by the BPL Entities.  The Sellers shall cause to be included in such Tax Returns any income, gain, loss, deduction, or other Tax item (“Tax Items”) required to be included therein, and pay any Taxes owed with respect to such Tax Returns.  For purposes of the Texas franchise tax, the term “taxable periods” as used in this Section 5.8(a) and in Section 5.8(b) shall mean the accounting periods used in calculating the franchise tax and not the privilege periods.

(b)           Tax Returns for Periods Ending After the Closing Date.  With respect to each Tax Return of any of the BGH Entities for a taxable period beginning on or before the Closing Date that is required to be filed after the Closing Date, other than Tax Returns described in (a), Buyer shall cause such Tax Return to be prepared consistent with past practice or as required by Law, and shall cause to be included in such Tax Return all Tax Items required to be included therein.  Buyer shall determine by an interim closing of the books, except for real property, ad valorem and similar Taxes that shall be prorated on a daily basis, the amount of Taxes due with respect to the period through the Closing Date (“Pre-Closing Taxes”).  Buyer shall permit Sellers to review and comment on each such Tax Return and shall make such changes as are reasonably requested by Sellers.  Sellers shall be required to pay to the Buyer in immediately available funds the amount of any such Taxes not later than five (5) days prior to the relevant due date (including extensions) for filing any such Tax Return.

(c)           Cooperation on Tax Matters.

(i)            Buyer and Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The BGH Entities, Sellers, and

Buyer shall (A) retain all books and records with respect to Tax matters pertinent to the BGH Entities or BPL Entities relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the BGH Entities or the BPL Entities or Sellers, as the case may be, shall allow the other Party to take possession of such books and records.

(ii)           Buyer and Sellers further agree, upon request, to use their Commercially Reasonable Efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(d)           Certain Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”) shall be paid equally by Buyer and Sellers when due, and Buyer and Sellers shall, at their own expense, file all necessary Tax Returns and other documentation with respect to such Transfer Taxes, and, if required by applicable law, the Parties agree to join in the execution of any such Tax Return and other documentation.

(e)           Purchase Price Allocation.  Buyer and Seller agree that the sale of the Subject Interests are subject to Section 1060 of the Code.  The purchase price allocation for the Non-C/R Units shall be allocated among Sellers pro rata based upon the number of Non-C/R Units sold by each Seller.  Carlyle/Riverstone and Buyer agree to (i) use commercially reasonable efforts to agree on the allocation of the C/R Purchase Price between the MainLine Interest and the C/R Units, (ii) treat and report the transactions contemplated by this Agreement in all respects consistent with such agreed allocation for purposes of any Taxes, and (iii) not take any action inconsistent with such obligations.   If Carlyle/Riverstone and Buyer cannot agree on an allocation, they will report for tax purposes based on their own allocation.  Buyer and Sellers shall duly prepare and timely file such reports and information returns as may be prescribed under Section 1060 of the Code, including Form 8594, and any similar returns or reports required under other applicable Law, to report the allocation of the Purchase Price as determined in accordance with this Section.

Section 5.9       Indemnification and Insurance.

(a)           Buyer agrees that all rights to indemnification and exculpation existing in favor of any BGH Entity or BPL Entity or any present or former director, officer, employee, fiduciary or agent of any BGH Entity or BPL Entity, as provided in the respective Organizational Documents of the BGH Entities or BPL Entities in effect as of the date hereof, shall survive the Closing and shall continue in full force and effect for a period of not less than the applicable statute of limitations.  Buyer shall not amend or restate any Organizational Document of the BGH Entities or BPL Entities, in any manner that would adversely effect the indemnification or exculpation rights of any such present or former director, officer, employee, fiduciary or agent.

(b)           Buyer shall provide (or cause to be provided for, which includes the continuation of the current policy) each individual who served as a director or officer of any BGH Entity or BPL Entity at any time prior to the Closing Date (the “Covered Officers and Directors”) with liability insurance for a period of six (6) years after the Closing Date no less favorable in coverage and amount than any applicable insurance in effect immediately prior to the Closing Date.  Such insurance shall, among other things, (i) not provide for any allocation of the coverage or benefits thereof to any Person other than the Covered Officers and Directors, (ii) provide coverage to the Covered Officers and Directors substantially identical to that which would be provided under a policy covering only “independent” directors of an entity and (iii) contain a “no-rescission” endorsement or the substantive equivalent thereof.

Section 5.10     No Solicitation.

(a)           From and after the date hereof, unless this Agreement has been terminated pursuant to and in accordance with Article VIII hereof, none of Sellers or any of their respective officers, directors, employees, stockholders, representatives, agents, or anyone acting on behalf of them, shall, directly or indirectly, (i) encourage, solicit, engage in discussions or negotiations with, or provide any information to, any Person (other than Buyer or its Representatives) concerning any of the Subject Interests or the BPL Entities or BGH Entities, (ii) accept any offer or respond to any indications of interest from any Person concerning any of the Subject Interests, (iii) enter into an agreement, arrangement or understanding with any Person other than the Buyer or its Affiliates concerning any of the Subject Interests or (iv) make or authorize any statement, recommendation or solicitation in support of or concerning or otherwise facilitate any purchase or sale of securities or similar transaction involving any of the Subject Interests; provided, however, that this Section 5.10 shall in no way prohibit any member of the board of directors of (x) MainLine, in its capacity as the general partner of BGH or (y) Buckeye GP, in its capacity as the general partner of BPL, from taking any action required by his or her fiduciary duty.

(b)           During the period commencing on the date of this Agreement and continuing until the Termination Date, at every meeting of limited partners of BGH called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of limited partners of BGH with respect to any of the following, each Seller shall vote, to the extent not voted by the Person(s) appointed as proxies under Section 5.10(c), or shall cause the record holder of any Subject Interests on the applicable record date to appear (in Person or by proxy) and vote the Subject Interests entitled to vote thereon:

(i)            against approval of any proposal made in opposition to, or in competition with, consummation of the transactions contemplated by this Agreement; and

(ii)           except as otherwise agreed to in writing in advance by Buyer, against any merger of or sale of assets by any of the BGH Entities or BPL Entities or any  action, proposal, transaction or agreement that would compete with or serve to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the transactions contemplated by this Agreement.

(c)           Each Seller hereby irrevocably and unconditionally revokes any and all previous proxies granted with respect to the Subject Interests. By entering into this Agreement, each Seller hereby irrevocably and unconditionally grants a proxy appointing Jake Erhard of Buyer as such Seller’s attorneys-in-fact and proxies, with full power of substitution, for and in such Seller’s name, to vote, express, consent or dissent, or otherwise to utilize such voting power solely as specifically set forth in Section 5.10(b) as to the matters specified in Section 5.10(b).  The proxy granted by each Seller pursuant to this Section 5.10(c) is coupled with an interest and is irrevocable and is granted to secure the voting agreement set forth above in consideration of Buyer entering into this Agreement and incurring certain related fees and expenses. Notwithstanding the foregoing, the proxy granted by each Seller shall be revoked upon termination of this Agreement in accordance with its terms.  Subject to the immediately preceding sentence, such irrevocable proxy is executed and intended to be irrevocable.

(d)           In the event that Buyer, pursuant to the voting agreement granted in Section 5.10(b) or the proxy granted in Section 5.10(c), elects to vote in favor of any matter specified in Section 5.10(b), then Buyer and Seller shall share equally in the Profits associated with such transaction regardless of the termination of this Agreement.

Section 5.11     Notice of Breach.  Each Party shall promptly give to the other Parties written notice with particularity upon having knowledge of any matter that would constitute a breach by such Party of any representation, warranty, agreement or covenant of such Party contained in this Agreement.  Sellers shall have the obligation prior to the Closing to supplement the Disclosure Schedules in a prompt manner with respect to any matter that would have been required to be set forth on or described in such Disclosure Schedule (a “Disclosure Schedule Update”).  Any such supplemental disclosure (a) will not be deemed to have been disclosed as of the date of this Agreement for purposes of determining whether the conditions set forth in Article VI have been satisfied, and (b) shall be deemed to have cured any breach of representation, warranty, covenant or agreement relating to the matters set forth in such update for purposes of indemnification pursuant to Article VII.

Section 5.12     Confidential Information.

(a)           For two (2) years after the Closing,

(i)            Sellers and their respective Affiliates shall not, directly or indirectly, disclose to any Person any information not in the public domain or generally known in the industry, in any form, whether acquired prior to or after the Closing Date, relating to the business and operations of the BGH Entities or the BPL Entities, and

(ii)           the Buyer and its Affiliates shall not, directly or indirectly, disclose to any Person any information not in the public domain or generally known in the industry, in any form, whether acquired prior to or after the Closing Date, relating to (a) Sellers, or (b) the business, operations or ownership of BGH Entities or the BPL Entities prior to the Closing Date; provided, however, that any such confidential information received, obtained or created in the course of defending any claim or action under Article VII hereof shall be disclosed for a period of two (2) years following the resolution of such claim or action.

(b)           Notwithstanding the foregoing, Buyer, Sellers or their respective Affiliates may disclose any information relating to the business and operations of the BGH Entities or the BPL Entities, or Sellers, as the case may be,

(i)            if required by law, regulatory authority or applicable stock exchange rule,

(ii)           to such other Persons if, at the time such information is provided, such Person is already in the possession of such information, or

(iii)          if required in connection with a claim for Indemnifiable Losses under Article VII.

Section 5.13     Employee Matters.

(a)           For a period of 12 months following the Closing Date (except such changes required by applicable Law), Buyer will not materially and adversely change the severance plans or arrangements listed on Schedule 5.13(a) – Part 1 hereto with respect to any employee who was entitled to participate in such plan or arrangement as of the Closing Date.  If the employment of any Person listed on Schedule 5.13(a) – Part 2 with all Buckeye Affiliates is terminated within 12 months after the Closing Date, Buyer shall pay and otherwise provide, or cause to be paid or otherwise provided (other than by a Buckeye Affiliate unless fully reimbursed by Buyer), to such Person severance payments and benefits due to such Person from any Buckeye Affiliate in accordance with the terms of the severance plans or arrangements listed on Schedule 5.13(a) – Part 1 hereto, as in effect and to which such Person was entitled as of the Closing Date.

(b)           In addition, Buyer shall pay and otherwise provide, or cause to be paid or otherwise provided (other than by a Buckeye Affiliate unless fully reimbursed by Buyer), any amounts and other benefits that are or become due to any Person listed on Schedule 5.13(b) for all severance obligations of the Buckeye Affiliates under any employment agreement, severance, change in control or retention bonus plan or agreement or similar arrangement set forth on Schedule 5.13(b) hereto with any Buckeye Affiliate on the Closing Date to the extent such severance obligations (i) are caused by the transactions contemplated by this Agreement, together with any other event specified under such agreement, plan or arrangement and become payable within 12 months after the Closing Date (18 months in the case of obligations under the first Agreement listed on Schedule 5.13(b)) or (ii) otherwise become payable within 12 months after the Closing Date.

(c)           The provisions of this Section 5.13 are solely for the benefit of the Parties and may not be enforced by any other Person.  Nothing in this Agreement shall be deemed the establishment of, or an amendment to, any Plan or employment arrangement of Buyer or any Buckeye Affiliate.

(d)           For the avoidance of doubt, the unit options and accumulated distribution equivalent rights (collectively, the “Awards”) outstanding under the Unit Option and Distribution Equivalent Plan shall remain outstanding following the Closing and shall be assumed, to the extent necessary, within the meaning of Section 8(a) of such Unit Option and Distribution Equivalent Plan, and thus vesting and payment of such Awards shall not be accelerated as a result of the transactions contemplated by this Agreement.

Article VI

CONDITIONS

Section 6.1     Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived by Buyer to the extent permitted by applicable Law, in whole or in part, in its sole discretion:

(a)           The waiting period under the HSR Act applicable to the consummation of the sale of the Subject Interests contemplated hereby shall have expired or been terminated;

(b)           No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority that prevents the consummation of the transactions contemplated herein shall have been issued and remain in effect (each Party agreeing to cooperate in all efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority that prohibits the consummation of the transactions contemplated herein; and no action or proceeding before any Governmental Authority that a Person knowledgeable as to such matters would deem to be more than likely to succeed on its merits shall have been instituted by any Person (other than Buyer or any Affiliate thereof) that seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or that challenges the validity or enforceability of this Agreement.

(c)           Buyer shall have received all of Buyer’s Required Regulatory Approvals and evidence of the receipt of Sellers’ Required Regulatory Approvals and all consents and approvals referred to in Section 6.2(d) of this Agreement shall have been obtained; provided that such Sellers’ Required Regulatory Approvals or Buyer’s Required Regulatory Approvals shall have not resulted in the requirement of the BPL Entities to (i) dispose of any assets, (ii) agree to any rate reduction or (iii) agree to a material restriction or obligation on its business operations, in each case, in a manner that would materially and adversely effect the business, operations or financial condition of the BPL Entities, taken as a whole.

(d)           Sellers shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement that are required to be performed and complied with by Sellers on or prior to the Closing Date;

(e)           The representations and warranties of Sellers set forth in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and all other representations and warranties of Sellers shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) except, in each case, to any changes directly related to actions consented to by Buyer as contemplated by Section 8.1(e);

(f)            Buyer shall have received certificates from Sellers (or, in the case of C/R Holdings, an authorized officer of the general partner of C/R Holdings), dated the Closing Date, to the effect that the conditions set forth in Sections 6.1(d) and 6.1(e) have been satisfied by Sellers;

(g)           Buyer shall have received:

(i)            an opinion from Vinson & Elkins L.L.P. dated the Closing Date and reasonably satisfactory in form and substance to Buyer and its counsel, substantially in the form of Exhibit B hereto;  and

(ii)           an opinion from Pennsylvania counsel dated the Closing Date and reasonably satisfactory in form and substance to Buyer and its counsel, regarding trust matters relating to the Sellers that are trusts;

(h)           Sellers shall have delivered, or caused to be delivered, to Buyer at the Closing, Sellers’ closing deliveries described in Section 2.4(b); and

(i)            Since December 31, 2006, there shall not have occurred any change, circumstance, effect, event or fact that has had or would reasonably be expected to result in a Material Adverse Effect on the BGH Entities or the BPL Entities.

Section 6.2     Conditions to Obligations of Sellers.  The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing (or the waiver by Sellers) of the following conditions:

(a)           The waiting period under the HSR Act applicable to the consummation of the sale of the Subject Interests contemplated hereby shall have expired or been terminated;

(b)           No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority that declares this Agreement invalid or unenforceable in any respect or that prevents the consummation of the transactions contemplated herein shall have been issued and remain in effect (each Party agreeing to use its Commercially Reasonable Efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority that prohibits the consummation of the transactions contemplated herein; and no action or proceeding before any Governmental Authority that a Person knowledgeable as to such matters would deem to be more than likely to succeed on its merits shall have been instituted by any Person (other than any Seller or any Affiliate thereof) that seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or that challenges the validity or enforceability of this Agreement;

(c)           Sellers shall have received all of Sellers’ Required Regulatory Approvals and evidence of the receipt of Buyer’s Required Regulatory Approvals.

(d)           All consents and approvals for the consummation of the sale of the Subject Interests contemplated hereby required under the terms of any note, bond, mortgage, indenture, material agreement or other instrument or obligation to which any of Sellers is party or by which any of Sellers may be bound, shall have been obtained, other than those that if not obtained, would not have a Material Adverse Effect on any BGH Entity or BPL Entity;

(e)           Buyer shall have performed and complied with in all material respects the covenants and agreements contained in this Agreement that are required to be performed and complied with by Buyer on or prior to the Closing Date;

(f)            The representations and warranties of Buyer set forth in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and all other representations and warranties of Buyer shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

(g)           Sellers shall have received a certificate from an authorized officer of Buyer, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(e) and 6.2(f) have been satisfied by Buyer;

(h)           Sellers shall have received an opinion from Baker Botts L.L.P. dated the Closing Date and reasonably satisfactory in form and substance to Sellers and Vinson & Elkins L.L.P., substantially in the form of Exhibit C hereto; and

(i)            Buyer shall have delivered, or caused to be delivered, to Sellers at the Closing, Buyer’s closing deliveries described in Section 2.4(c).

Article VII

INDEMNIFICATION

Section 7.1     Survival of Representations, Warranties, Covenants and Obligations.

(a)           Subject to the provisions of Article VIII, the representations and warranties given or made by any Party to this Agreement shall terminate on the Closing Date, provided, however, that the representations and warranties set forth in (i) Section 3.15 shall survive until 30 days after the expiration of the applicable statute of limitations, (ii) Sections 3.3 and 4.3 shall survive for a period of six months from the Closing Date, and (iii) Sections 3.2, 3.4, 3.5, 3.6, 3.7, 4.2, 4.4 and 4.8 shall survive without limitation.

(b)           The covenants and obligations of Sellers and Buyer set forth in this Agreement, including the indemnification obligations of the Parties under this Article VII, shall survive the Closing until performance.

Section 7.2     Indemnification.

(a)           Subject to Section 7.3, Buyer shall indemnify, defend and hold harmless Sellers and each of their Representatives (each, a “Seller Indemnitee”) from and against any and all claims, demands, suits, losses, liabilities, damages, obligations, payments, Taxes, costs and expenses (including the costs and expenses of any and all actions, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys’, consultants and experts’ fees and reasonable disbursements in connection therewith) (each, an “Indemnifiable Loss”), asserted against or that any Seller Indemnitee may suffer, sustain, or become subject to relating to, resulting from or arising out of any breach by Buyer of any representations, warranties, covenants or agreements contained in this Agreement; provided, that in determining whether any representation or warranty has been breached, such representation or warranty shall be construed as if Material Adverse Effect or materiality is not a qualification thereto.

(b)           Subject to Section 7.3, Sellers shall, severally and not jointly, indemnify, defend and hold harmless Buyer and each of its Representatives (each, a “Buyer Indemnitee”) from and against any and all Indemnifiable Losses asserted against or that any Buyer Indemnitee may suffer, sustain, or become subject to relating to, resulting from or arising out of any breach by Sellers of any representations, warranties, covenants or agreements contained in this Agreement; provided, that in determining whether any representation or warranty has been breached, such representation or warranty shall be construed as if Material Adverse Effect or materiality is not a qualification thereto.

(c)           The expiration or termination of any representation or warranty shall not affect the Parties’ obligations under this Section 7.2 if the Person required to provide indemnification under this Agreement (the “Indemnifying Party”) has received notice of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment.

(d)           Without prejudice to the Parties’ rights to equitable remedies under Section 9.6 and the rights described in Section 5.9, the rights and remedies of Sellers and Buyer under this Article VII are exclusive and in lieu of any and all other rights and remedies that Sellers and Buyer may have under this Agreement or otherwise for monetary relief, with respect to (i) any breach of or failure to perform any covenant, agreement, or representation or warranty set forth in this Agreement, after the occurrence of the Closing, or (ii) the assets, liabilities, business, or operations of the BGH Entities and BPL Entities, as the case may be.  The indemnification obligations of the Parties set forth in this Article VII apply only to matters arising out of this Agreement.

(e)           Notwithstanding anything to the contrary herein, no Party (including an Indemnitee) shall be entitled to recover from any other Party (including an Indemnifying Party) for any liabilities, damages, obligations, payments, losses, costs, or expenses under this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorneys’ and other advisor fees suffered by such Party.  Except with respect to Third Party Claims made against any of Sellers or any of their Representatives, no Party shall have any indemnification obligation under this Article VII to any other Person with respect to any claims, demands, suits, losses, liabilities, damages, obligations, payments, costs or expenses consisting of incidental, indirect, consequential or punitive damages, or damages for lost profits, payable by a Seller Indemnitee or Buyer Indemnitee.

(f)            Defense of Claims.  If any Indemnitee receives notice of the assertion of any claim or of the commencement of any claim, action, or proceeding made or brought by any

Person who is not a Party to this Agreement or any Representative of a Party to this Agreement (a “Third Party Claim”) with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in any event such notice shall not be given later than thirty (30) calendar days after the Indemnitee’s receipt of notice of such Third Party Claim.  Such notice shall describe the nature of the Third Party Claim in reasonable detail and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnitee, to elect to assume the defense of any Third Party Claim at such Indemnifying Party’s expense and by such Indemnifying Party’s own counsel; provided, that the counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnitee. The Indemnitee shall cooperate in good faith in such defense at such Indemnitee’s own expense. If an Indemnifying Party elects not to assume the defense of any Third Party Claim, the Indemnitee may compromise or settle such Third Party Claim over the objection of the Indemnifying Party, which settlement or compromise shall conclusively establish the Indemnifying Party’s liability pursuant to this Agreement.

(g)           (i)            If, within twenty (20) calendar days after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claims, the Indemnitee receives written notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in Section 7.2(f), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof (unless the Indemnifying Party is also a party to such proceeding and the Indemnitee determines in good faith that joint representation would be inappropriate based on a conflict of interest between the Indemnifying Party and the Indemnitee, in which case the Indemnitee shall have the right to engage not more than one firm as its own counsel, the fees and expenses of which shall be paid by the Indemnifying Party); provided, however, that if the Indemnifying Party shall fail to take reasonable steps necessary to defend diligently such Third Party Claim within twenty (20) calendar days after receiving notice from the Indemnitee that the Indemnitee believes the Indemnifying Party has failed to take such steps, the Indemnitee may assume its own defense and the Indemnifying Party shall be liable for all reasonable expenses thereof.

(ii)           Without the prior written consent of the Indemnitee, the Indemnifying Party shall not enter into any settlement of any Third Party Claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder.  If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within thirty (30) calendar days after its receipt of such notice, the Indemnifying Party shall be relieved of its obligations to defend such Third Party Claim and the Indemnitee may contest or defend such Third Party Claim. In such event, the maximum liability of the Indemnifying Party as to such

Third Party Claim will be the amount of such settlement offer plus reasonable costs and expenses paid or incurred by Indemnitee up to the date of said notice.

(h)           Any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, but in any event such notice shall not be given later than thirty (30) calendar days after the Indemnitee becomes aware of such Direct Claim, and the Indemnifying Party shall have a period of twenty (20) calendar days within which to respond to such Direct Claim.  If the Indemnifying Party does not respond within such twenty (20) calendar day period, the Indemnifying Party shall be deemed to have accepted such claim. If the Indemnifying Party rejects such claim, the Indemnitee will be free to seek enforcement of its right to indemnification under this Agreement.

(i)            If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by, from or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith (together with interest thereon from the date of payment thereof to the date or repayment at the “prime rate” as published in The Wall Street Journal) shall promptly be repaid by the Indemnitee to the Indemnifying Party.

(j)            A failure to give timely notice as provided in this Section 7.2 shall not affect the rights or obligations of any Party hereunder except if, and only to the extent that, as a result of such failure, the Party that was entitled to receive such notice was actually prejudiced as a result of such failure.

(k)           No party shall be entitled to indemnification to the extent that any Indemnifiable Loss is reduced by any (i) insurance proceeds (after reduction for retroactive premium adjustments), (ii) benefit after taking into account any Tax-related loss actually utilized to reduce Taxes imposed on or payable by BGH Entities, as the case may be, or (iii) other proceeds or payments from third parties received by the Indemnitee with respect to or related to such Indemnifiable Loss.

Section 7.3     Limitations.

(a)           With respect to any claim for indemnification by a Buyer Indemnitee, each Seller shall be severally liable only for the portion of such claim equal to the total amount of such claim multiplied by a fraction, the numerator of which shall be that portion of the Purchase Price paid to such Seller in accordance with Section 2.4 and the denominator of which shall be the Purchase Price;

(b)           Except with respect to Indemnifiable Losses resulting from or arising out of breaches of representations or warranties for Sections 3.2, 3.3(a)(i), 3.4, 3.5, 3.6, 3.7, 4.2, 4.3(a)(i), 4.4 and 4.8, the indemnification obligations of Buyer or Sellers in Section 7.2(a) or Section 7.2(b), respectively, shall be subject to the following limitations:

(i)            No indemnification for any Indemnifiable Losses asserted against Sellers shall be required unless and until the cumulative aggregate amount of such Indemnifiable Losses exceeds $[***] (the “Deductible”), at which point each of the Sellers shall be obligated to indemnify the Buyer Indemnitees such Seller’s pro rata portion (calculated in accordance with Section 7.3(a)) of the amount of such Indemnifiable Losses in excess of the Deductible, provided however, that (A) the recovery by all Buyer Indemnitees, in aggregate, under this Article VII shall be limited to an aggregate amount equal to $[***] (the “Cap Amount”) and (B) each Seller’s aggregate liability to all Buyer Indemnitees, in aggregate, shall not exceed such Seller’s pro rata portion (based upon the relative number of units set forth opposite the name of each Seller under the column “Total Units” on Schedule I) of the Cap Amount; and

(ii)           no indemnification for any Indemnifiable Losses asserted against Buyer shall be required unless and until the cumulative aggregate amount of such Indemnifiable Losses exceeds the Deductible, at which point Buyer shall be obligated to indemnify the Seller Indemnitees the amount of such Indemnifiable Losses in excess of the Deductible, provided however, that the Seller Indemnitees’ recovery under this Article VII shall be limited to an aggregate amount equal to the Cap Amount; and

(c)           For purposes of clarity, Indemnifiable Losses shall be limited solely to the extent that the party seeking indemnification is actually damaged thereby.

Article VIII

TERMINATION

Section 8.1     Termination.

(a)           This Agreement may be terminated at any time prior to the Closing Date by mutual written consent of Sellers and Buyer.

(b)           This Agreement may be terminated by Sellers or Buyer, if (i) any Federal or state court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and nonappealable; (ii) any statute, rule, order or regulation shall have been enacted or issued by any Governmental Authority that, directly or indirectly, prohibits the consummation of the Closing; or (iii) the Closing contemplated hereby shall have not occurred on or before June 30, 2007 (the “Termination Date”); provided, that if any of Buyer’s Required Regulatory Approvals or Sellers’ Required Regulatory Approvals have not been obtained, diligent efforts are being undertaken to obtain such approval, authorization or consent, and all other conditions provided for in Article VI have been satisfied, waived, or are then capable of being satisfied but for the delay in Closing, then at the election of either party the Termination Date shall be extended an additional 90 days; provided, further, that the right to terminate this Agreement under clause (iii) of this Section 8.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

(c)           This Agreement may be terminated by Buyer or Sellers if any of Buyer’s Required Regulatory Approvals, the receipt of which is a condition to the obligation of Buyer to consummate the Closing as set forth in Section 6.1(c), shall have been denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied).

(d)           This Agreement may be terminated by Sellers or Buyer, if any of Sellers’ Required Regulatory Approvals, the receipt of which is a condition to the obligation of Sellers to consummate the Closing as set forth in Section 6.2(c), shall have been denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied).

(e)           This Agreement may be terminated by Buyer upon the occurrence of any of the following actions by the BGH Entities or the BPL Entities, unless Buyer consents in writing (which consent shall not be unreasonably withheld) within twenty Business Days from the receipt of written notice from Sellers of the intent of the BGH Entities or BPL Entities to effect such event:

(i)            the issuance of any equity securities or grant of any option, warrant or right to acquire any equity securities or issue any security convertible into or exchangeable for its equity securities other than the issuance of up to an aggregate of $50,000,000 of equity securities of BPL;

(ii)           the incurrence, assumption or guarantee of any new indebtedness for borrowed money in excess of an aggregate amount equal to $100,000,000;

(iii)          the issuance of any securities convertible or exchangeable for debt securities of any BGH Entity or BPL Entity;

(iv)          the entering into of any leases of real property, other than renewals of existing leases in the ordinary course of business, the net present value (calculated at the weighted average interest rate on BPL’s indebtedness) of which exceeds $50,000,000;

(v)           the acquisition of any material assets or properties in excess of $100,000,000 in the aggregate except for inventory or linefill in the ordinary course of business consistent with past practice;

(vi)          the redemption, retirement, purchase or other acquisition, directly or indirectly, of the equity interests of BGH or BPL other than in the ordinary course of business or declaration, setting aside or payment of distributions other than (A) regular quarterly cash distributions by BGH and BPL (with such amounts determined using the same methodology as recent quarterly distributions) and (B) any distributions by MainLine;

(vii)         the making of any capital expenditures in excess of $20,000,000 in addition to the amounts of capital expenditures that were included in the 2007 budget delivered to Buyer and except as required on an emergency basis for the safety of persons or the environment; and

(viii)        the sale of any assets with proceeds to BPL or BGH in excess of $10,000,000 in the aggregate, except in the ordinary course of business and consistent with past practice.

During the pendency of any such event, Sellers agree to use Commercially Reasonable Efforts to keep Buyer reasonably informed as to the progress of such matter and the occurrence of any related effects on the business of the BGH Entities and BPL Entities.  Any of the foregoing actions that are consented to by Buyer pursuant to this Section 8.1(e) shall not effect Section 6.1.

(f)            This Agreement may be terminated by Buyer if there has been a violation or breach by Sellers of any covenant, agreement, representation or warranty contained in this Agreement or any representation or warranty of Sellers shall have become untrue, in either case such that the conditions set forth in Sections 6.1(d) or 6.1(e) would not be satisfied (assuming for purposes of this Section 8.1(e) that the references in Sections 6.1(d) and 6.1(e) to “Closing Date” mean the date of termination pursuant to this Section 8.1(e)) and such violation or breach is not curable or, if curable, shall not have been cured by the date thirty (30) days after receipt by Sellers of written notice specifying particularly such violation or breach, and such violation or breach has not been waived by Buyer.

(g)           This Agreement may be terminated by Sellers if there has been a violation or breach by Buyer of any covenant, agreement, representation or warranty contained in this Agreement or any representation or warranty of Buyer shall have become untrue, in either case such that the conditions set forth in Sections 6.2(e) or 6.2(f) would not be satisfied (assuming for purposes of this Section 8.1(g) that the references in Sections 6.2(e) and 6.2(f) to “Closing Date” mean the date of termination pursuant to this Section 8.1(g)) and such violation or breach is not curable or, if curable, shall not have been cured by the date thirty (30) days after receipt by Buyer of written notice specifying particularly such violation or breach, and such violation or breach has not been waived by Sellers.

Section 8.2     Procedure and Effect of Termination.  In the event of termination of this Agreement by either or both of the Parties pursuant to this Article VIII, written notice thereof shall forthwith be given by the terminating Party to the other Party, whereupon, if this Agreement is terminated pursuant to any of Sections 8.1(a) through 8.1(e), the liabilities of the Parties hereunder will terminate and thereafter neither Party shall have any recourse against the other by reason of this Agreement, except as otherwise expressly provided in this Agreement.  Notwithstanding any other provision of this Agreement, termination of this Agreement pursuant to Section 8.1(f) or Section 8.1(g) shall in no way limit or restrict the rights and remedies of Buyer against Sellers that have violated or breached any of the covenants, agreements, representations or warranties of this Agreement prior to the date of termination.

Article IX

MISCELLANEOUS PROVISIONS

Section 9.1     Amendment and Modification.  Subject to applicable Law, this Agreement may be amended, modified or supplemented only by written agreement of Sellers and Buyer.

Section 9.2     Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver of such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply therewith.

Section 9.3     Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission, or mailed by overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the recipient Party at its address (or at such other address or facsimile number for a Party as shall be specified by like notice; provided, however, that notices of a change of address shall be effective only upon receipt thereof):

(a)           If to Buyer, to:

BGH GP Holdings, LLC

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

Attention:        John A. Tisdale

Telecopy:        (617) 867-4698

with copies (which shall not constitute notice) to

Kelso & Company

320 Park Avenue

New York, New York 10022

Attention:        James J. Connors, II

Telecopy:        (212) 223-2379

Lehman Brothers Inc.

600 Travis

Houston, Texas 77002

Attention:        Lee Jacobe

Telecopy:        (713) 222-8908

Baker Botts L.L.P.

910 Louisiana, Suite 3100

Houston, Texas 77002

Attention:        Blake H. Winburne

Telecopy:        (713) 229-2832

(b)           If to Sellers:

Carlyle/Riverstone BPL Holdings II, L.P

c/o Riverstone Holdings LLC

712 Fifth Avenue

51st Floor

New York, New York  10019

Attention: Andrew W. Ward

Telecopy:  (212) 993-0077

and to:

Each member of Management at the address set forth on Schedule 9.3 and with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, New York  10103

Attention:  Mike Rosenwasser

Telecopy:  (212) 237-0100

Section 9.4     Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto, including by operation of law, without the prior written consent of each other Party, such consent not to be unreasonably withheld, nor is this Agreement intended to confer upon any other Person except the Parties hereto any rights, interests, obligations or remedies hereunder.

Section 9.5     No Third Party Beneficiary.  Except for the provisions of Sections 5.9, 7.2(a) and 7.2(b) (which are intended for the benefit of the Persons identified therein), the terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person, any employee of the BGH Entities or BPL Entities, any beneficiary or dependents thereof, or any collective bargaining representative thereof.

Section 9.6     Enforcement of this Agreement.  The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party (other than the failure by any Party to pay any amount required to be paid hereunder) and any such breach would cause the non-breaching parties irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the Parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such Party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.  EXCEPT AS PROVIDED IN SECTION 7.2(E), NEITHER PARTY OR ITS AFFILIATES SHALL SEEK OR BE LIABLE FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE, OR SPECULATIVE DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOSS OF REVENUE OR INCOME, OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY RELATING TO ANY BREACH OR ALLEGED BREACH OF THIS AGREEMENT.

Section 9.7     Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of New York as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.  THE PARTIES HERETO AGREE THAT VENUE IN ANY AND ALL ACTIONS AND PROCEEDINGS RELATED TO THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE IN THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK, NEW YORK AND THE FEDERAL COURTS IN AND FOR THE SOUTHERN DISTRICT OF NEW YORK, WHICH COURTS SHALL HAVE EXCLUSIVE JURISDICTION FOR SUCH PURPOSE, AND THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING. SERVICE OF PROCESS MAY BE MADE IN ANY MANNER RECOGNIZED BY SUCH COURTS.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.8     Compliance with Express Negligence Rule.  All releases, disclaimers, limitations on liability, and indemnities in this Agreement shall apply even in the event of the sole, joint, and/or concurrent negligence, strict liability, or other fault of the Party whose liability is released, disclaimed, limited, or indemnified.

Section 9.9     Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.10   Interpretation.  The articles, section and schedule headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.11   Schedules and Exhibits.  Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement.

Section 9.12   Entire Agreement.  This Agreement and the Confidentiality Agreement, including the Exhibits, Schedules, documents, certificates and instruments referred to herein or therein, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement.  There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein.  It is expressly acknowledged and agreed that there are no restrictions, promises, representations, warranties, covenants or undertakings contained in any material made available to Buyer pursuant to the terms of the Confidentiality Agreement.  This Agreement supersedes all prior agreements and understandings between the Parties other than the Confidentiality Agreement with respect to such transactions.

Section 9.13     Severability.  Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, Sellers and Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

SELLERS:

Carlyle/Riverstone BPL Holdings II, L.P

By:	Carlyle/Riverstone Energy Partners II, L.P., its general partner

By:	C/R Energy GP II, LLC, its general partner

By:	/s/ Gregory Beard
Name:	Gregory Beard
Title:	Authorized Person

/s/ Stephen C. Muther
Stephen C. Muther

/s/ Brian K. Jury
Brian K. Jury

/s/ Eric A. Gustafson
Eric A. Gustafson

/s/ Robert B. Wallace
Robert B. Wallace

/s/ Robert A. Malecky
Robert A. Malecky

/s/ Vance E. Powers
Vance E. Powers

[Signature Page to Purchase Agreement]

/s/ William H. Shea, Jr.
William H. Shea, Jr.

Trust Under Agreement of Alfred W. Martinelli dated December 29, 1992, Susan Martinelli and William Shea, Jr., Trustees F/B/O Susan Martinelli Shea

/s/ Susan Martinelli Shea
Susan Martinelli Shea, Trustee

/s/ William H. Shea, Jr.
William H. Shea, Jr., Trustee

Trust Under Agreement of Alfred W. Martinelli dated December 29, 1992, David J. Martinelli Trustee F/B/O David Martinelli

/s/ David J. Martinelli
David J. Martinelli, Trustee

[Signature Page to Purchase Agreement]

BUYER:

BGH GP Holdings, LLC

By:	/s/ Frank Loverro
	Name:	Frank Loverro
	Title:	Manager

[Signature Page to Purchase Agreement]